

December 31, 2013

Via E-mail
Robert L. Hanson
Chief Executive Officer
American Eagle Outfitters, Inc.
77 Hot Metal Street
Pittsburgh, PA 15203-2329

> **Re:** **American Eagle Outfitters, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed March 12, 2013**
> **File No. 001-33338**

Dear Mr. Hanson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 8. Financial Statements and Supplementary Data, page 35

Consolidated Statements of Operations, page 38
Note 2. Summary of Significant Accounting Policies, page 42
Cost of Sales, Including Certain Buying, Occupancy and Warehousing Expenses, page 48

1. In future filings, please revise your footnote disclosures to clarify, if true, that you allocate a portion of your depreciation and amortization to cost of sales. If you do not allocate a portion to cost of sales, please remove the gross profit subtotal from your future filings and re-label the cost of sales line item throughout the filing to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11:B. Please provide us your proposed disclosure.

Form 8-K filed December 10, 2013

2. Your GAAP to non-GAAP reconciliation of your consolidated statement of operations appears to result in the presentation of a full non-GAAP statement of operations, which may attach undue prominence to the non-GAAP information. Please revise your future reconciliations so that they are prepared in a manner that does not result in this non-GAAP statement of operations being presented. For guidance, refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.10. Please provide us your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining